November 3, 2005 Ms. Heather Tress and Ms. Linda Cvrkel United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, D.C. 20549

RE:	Gaiam, Inc. Form 10-K for the year ended December 31, 2004 Filed March 3, 2005 File No. 0-27517

Dear Ms. Tress and Ms. Cvrkel:

        This letter responds to your letter dated October 3, 2005 relating to your comments in connection with the above-referenced submission. Gaiam’s responses to these comments follow the numbered comments contained in the October 3, 2005 letter, which we have reproduced below.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15 Year Ended December 31, 2004 compared to year ended December 31, 2003, page 17

1.	We note the reason for the increase in selling and operating expense in both 2004 and 2003 was due to the doubling of the sales force in the business segment. Please tell us more about your increase in sales staff in two consecutive years despite the decrease in overall revenues and in the business segment. In future filings, please disclose the reasons for the rapid growth of the sales force and impact this is currently having and expected to have on your revenues and gross profit.

Although the 2003-2004 revenue declines coincided with increases in sales staffing, the additional sales staff was more fully associated with a change in the way Gaiam services its accounts and Gaiam’s entry into expanded business channels. At the end of 2002, Gaiam hired a Vice President of Sales to restructure the sales organization and spearhead sales initiatives in our domestic business segment. These adjustments were necessitated by changes in the marketplace, particularly a slowing in demand for media products, and changes in our distributor relationships. As mentioned in the first paragraph of the 2003 v 2002 MD&A section, Gaiam’s revenues declined from $111.4 million in 2002 to $102 million in 2003 primarily due to a decline in sales to distributors. This occurred, in part, due to volume declines with certain distributors and a change from a distributor relationship to a direct sales relationship with certain customers. This necessitated increasing Gaiam’s sales force to replace outside sales representatives provided by the distributors. This resulted in an increase in selling and operating expense, but also resulted in higher gross profit margins with the transitioned customers. Additionally, Gaiam placed its sales emphasis on rolling out its store-within-store presentation to mass market retailers, particularly the bookstore channel, which necessitated an increase in staffing to service this channel. As a result of theses changes and initiatives, Gaiam’s sales force doubled from 3 to 6 members by December 31, 2003. During 2004, we added three new national sales managers, each with specialized industry experience (for example, grocery) and two additional team members specializing in the sports retailer channel, which brought the sales team to a total of 11 members by the end of the year. As it generally takes between six months to a year for a sales person to be fully trained and effective (familiar with our products and their customer base and territory), Gaiam is now starting to fully recognize a return on the investment made to expand our sales force. For the first six months of 2005, domestic business segment revenue has increased 31.6% as compared to the first six months of 2004. In future filings, we will incorporate a discussion of these factors and the impact the sales force expansion is having on our revenue growth and profitability.

Notes to Consolidated Financial Statements, page 28 Note 1. Summary of significant Accounting Policies, page 28 Long-lived Assets, page 30

2.	Given the significant level of operating losses and net losses experienced during the past two fiscal years and the fact that losses have continued to be incurred in 2005, please explain in further detail how the company has determined that its various categories of long-lived assets, including goodwill, property, plant and equipment, capitalized production costs and media library were not impaired at December 31, 2004 or in subsequent reporting periods. As part of your response, you should explain in detail how each category of long-lived assets was evaluated for impairment, including methods used in determining fair values and any other significant or relevant assumptions. Your response should also indicate whether projected sales and profit margins used in your analysis are expected to improve in future periods and your basis for assuming these improvements. We may have further comment upon receipt of your response.

Although we were disappointed in our operating results for the past two years, the losses sustained during this period have not impacted our ability to generate positive operating cash flows from our assets. For the years ended December 31, 2003 and 2004, Gaiam generated positive operating cash flows of $6 million and $3.1 million, respectively. Our ending cash balance was $11.4 million at December 31, 2002, and we ended 2004 with $10.4 million in cash and no debt. During the intervening two years, we spent $6.8 million to purchase additional property, equipment and media content, and we utilized an additional $3.7 million in net cash to make acquisitions. No debt was incurred to fund these investments in the company, as they were funded primarily from positive operating cash flow.

With the format transition from VHS to DVD in our business segment behind us, Gaiam’s financial performance has improved during the first six months of 2005. We consider the poor performance for the last two fiscal years to be primarily the result of unusual, non-recurring events, and we have seen significant improvements in our operations and performance this year. Revenue generated by both the business and direct to consumer segments has increased 24% and 14%, respectively, as compared to the first six months of 2004. The net loss for the six months ended June 30, 2005 was $650 thousand, as compared to a net loss of $2.5 million for the comparable 2004 period. Despite this net loss for the first six months of 2005, we generated $2.8 million in positive operating cash flow, and our cash position increased to $12.3 million. As we are a seasonal business, with the calendar fourth quarter as our strongest period for the generation of both revenues and net income, we believe we are positioned to return to overall profitability. For these reasons, combined with the results of our testing and evaluations, as summarized by asset category below, we believe that no impairment of either our long-lived assets or goodwill existed at December 31, 2004 or in subsequent periods.

Capitalized Production Costs
In accordance with SOP No. 00-2, Accounting by Producers or Distributors of Films, capitalized production costs consists of costs incurred to produce media content, net of accumulated amortization. These costs, as well as participations costs, are recognized as operating expenses on an individual title basis in the ratio that the current year’s gross revenues bear to management’s estimate of total ultimate gross revenues from all sources to be earned over a seven year period. Capitalized production costs are stated at the lower of unamortized cost or estimated fair value on an individual title basis. Revenue forecasts are reviewed by management on a quarterly basis and revised when warranted by changing conditions. When estimates of total revenues and other events or changes in circumstances indicate that a title has a fair value that is less than its unamortized cost, an impairment loss, in the form of additional amortization expense, is recognized in the current period for the amount by which the unamortized cost exceeds the title’s fair value.

Media Library
The media library asset represents both the cost of the library of produced videos acquired through a business combination, and the purchase price of media rights to both video and audio titles. The media library is being amortized over the estimated useful life of the titles, which range from five to fifteen years. On an annual basis, or more frequently if indicators of impairment are identified, management compares estimated future undiscounted cash flows of the library to its carrying value to determine whether any impairment exists. If it is determined that impairment exists, the library would be written down to its estimated fair market value. Fair market value is estimated using the projected discounted cash flows from the sale of media products and the licensing of media content. Gaiam has determined that no impairment existed as of December 31, 2004 or in subsequent reporting periods.

Goodwill
Gaiam adopted Statement of Financial Accounting Standards (“SFAS”) No. 142, Goodwill and Other Intangible Assets, effective January 1, 2002. SFAS No. 142 prescribes a two-step method for determining whether an impairment of goodwill exists. In the first step, we calculated the fair value of our reporting units is using a comparable companies market multiple approach. If the net book value of the reporting unit exceeds the fair value, then we would complete the second part of the impairment test would be completed. Gaiam has allocated all of its goodwill balance of $9.8 million at December 31, 2004 between its two reporting units, business and direct to consumer, in the amounts of $4.3 million and $5.5 million, respectively. At December 31, 2003, Gaiam allocated goodwill in the amounts of $4 million and $5.5 million, respectively, to its business and direct to consumer reporting units. The year-on-year change in goodwill resulted from foreign currency rate adjustments. Gaiam completed its annual goodwill tests, using comparable company market multiples to establish the fair value of the reporting units for each year, and concluded that goodwill was not impaired for either fiscal year.

Long-Lived Assets
Gaiam evaluates impairment of its long-lived assets, other than goodwill, in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The carrying value of long-lived assets held and used is evaluated when events or changes in circumstances indicate the carrying value may not be recoverable. The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from such asset are separately identifiable and are less than the carrying value. Gaiam performs its impairment test at least annually or when circumstances such as recurring losses indicate an assessment should be performed. Given the recent losses, Gaiam has performed the required impairment testing. Because of Gaiam’s strong operating cash flow and expectations of improving financial results, management does not believe that any impairment existed at December 31, 2004 or in subsequent reporting periods.

Note 2. Mergers and Acquisitions, page 33

3.	Please tell us and explain in future filings why only a very small portion of the purchase price for the acquisition of the 50.1% interest in Leisure Systems International was allocated to identifiable intangible assets other than goodwill. Similarly, explain why none of the purchase price for the catalogue company acquired during 2002 was allocated to intangible assets other than goodwill. As part of your response, please explain how the fair value of the various assets acquired and liabilities assumed was determined for purposes of allocating the purchase price and explain what consideration was given to allocating the purchase to other intangibles such as customer lists, customer relationships, trademarks, etc. Also, tell us and disclose in future filings the factors that contributed to a purchase price resulting in recognition of goodwill. Refer to the requirements of paragraph 51b of SFAS No. 141.

Leisure Systems International (LSI) was a U.K. based distributor of lifestyle products. LSI purchased a wide array of health and fitness related products from numerous manufacturers and other distributors, and then resold these products to retailers and institutions. None of the products sold by LSI were proprietary, and it held only one patent and trademark, for a product under development. Additionally, LSI did not have contracts with its customers, and its customer base was highly decentralized and split between retailers and institutions. In 2002, Gaiam had started a search for a strategic partner to expand its distribution capabilities into the U.K. and European markets. Gaiam had entered into a licensing agreement with Universal Studios for distribution of its media in the U.K., but lacked a U.K. distribution operation or a partner to launch other Gaiam proprietary products. In 2003, Gaiam purchased the majority interest in LSI with the intent to transition its distribution to exclusively Gaiam proprietary products. LSI’s value to Gaiam was its knowledge of U.K. business operations, its distribution capabilities, the business acumen of its owners and its ability to profitability distribute lifestyle products within its operating territory. The purchase price was based upon an adjusted multiple of the earnings of LSI and factored in the identifiable, tangible assets of the company. By acquiring the majority share of the company, Gaiam was able to retain LSI’s management and incent them to continue to operate the company efficiently, as they retained a 49.9% ownership interest in the company. In allocating the purchase price, Gaiam valued LSI’s receivables, inventory, property and equipment, media library, intangible assets and liabilities in accordance with the provisions of SFAS No. 141, paragraphs 36 through 46. The “know-how” purchased in this transaction has allowed Gaiam to expand its operations internationally (LSI has changed its name to Gaiam Limited), and the operating results have been accretive to Gaiam’s net income from the date of acquisition. Gaiam’s costs to start a U.K. distribution company of its own, both capital expenditures and working capital, and the loss of income produced by LSI, would have significantly exceeded the goodwill incurred in this purchase transaction.

In 2002, Gaiam paid $600,000 for a 50.1% interest in a travel catalog company, and, since the company had historically sustained operating losses and had negative net worth of $1.9 million, Gaiam recorded goodwill of $2.5 million. This company utilizes both catalogs and brochures to attract travelers for its eco-tours. As it is a service provider (primarily contracting with tour operators, arranging tours, transportation and accommodations) and all trips are paid in advance by either check or credit card, the company has no accounts receivable or inventories, and very limited property and equipment. With the operating losses it had sustained from its inception, the company lived on the cash flow from advance trip deposits. In accordance with SFAS No. 141, we established the fair value of both the assets and liabilities and recorded goodwill for the difference between our portion of the net book value (NBV) and the purchase price. At the time of acquisition, we evaluated the customer mailing list, and, since only a very small portion of the list booked travel on more than one occasion and we could find no rental pool for this type of list, we concluded that it had no value. The value of this acquisition was as an extension of Gaiam’s product sales to more experiential lifestyle offerings (eco-travel). We believed that we could quickly turn the business around and generate positive earnings. We were able to leverage our expertise in catalog marketing, refine the Company’s product offerings, and provide the essential operational and financial analysis to assist in turning the business around. This company was profitable in 2003 and 2004, and, although the gross profit has been impacted by the increase in fuel prices, we expect it to be profitable this year as well. We have received inquiries about selling our share of the business, and we are confident that we would receive a substantial gain on our investment, should we decide to sell.

In response to your comment, we will discuss in our future filings the reasons goodwill was incurred in connection with these purchases.

4.	Additionally, please revise future filings to include an analysis of the changes in the carrying amount of goodwill that occurred during the period as required by paragraph 45c of SFAS No. 142.

In response to your comment, we propose to expand our goodwill footnote in future filings to include a table substantially as follows:

Goodwill ( in thousands)	Direct to Consumer Segment	Business Segment	Consolidated
Balance at December 31, 2002	$5,477	$ 862	$ 6,339
Additions	--	2,870	2,870
Foreign current rate change	--	300	300

Balance at December 31, 2003	5,477	4,032	9,509
Foreign current rate change	--	247	247

Balance at December 31, 2004	5,477	4,279	9,756
Foreign current rate change	--	(219)	(219)

Balance at June 30, 2005	$5,477	$ 4,060	$ 9,537
Note 7. Stockholders’ Equity, page 36

5.	Please further explain the redemption of Gaiam.com stock in 2003 and why gains were recorded in the statement of cash flows for each of the years presented. Include details of the transactions including all prices of the stock and redemption dates. Also, explain how any gains recognized were determined.

Please see the combined response to comments 5 and 6 below.

6.	In a related matter, please tell us more concerning the liabilities recorded in 2002 and 2003 for the issuances of stock related to the Gaiam.com purchase. As part of your response please explain the terms under which the 200,000 shares of Class A common stock were issuable and include journal entries in your response. Also, please explain why the company repurchased rights to 100,000 of these shares in 2003 and indicate the nature and amount of consideration paid or issued to reacquire these rights.

In November 2002, Gaiam, Inc. entered into a Merger Agreement with Gaiam.com, Inc. and the Gaiam.com shareholders who owned the 49.9% of Gaiam.com’s Class A common stock not owned by Gaiam, Inc. and all of its Class A Senior Preferred Shares. Gaiam.com was merged into a wholly-owned subsidiary of Gaiam, Inc. and both the Gaiam.com Class A common stock and the Class A Senior Preferred Shares were converted into the right to receive cash and shares of Gaiam, Inc. Class A common stock. The total consideration for the Class A common stock and Class A Senior Preferred Shares was $2 million in cash, 500,000 shares of Gaiam, Inc. Class A common stock, and the right to receive up to an additional 200,000 shares of Gaiam, Inc. Class A common stock or a cash equivalent as part of a post-closing adjustment measurable two years from the effective date of the merger. The post-closing adjustment called for an issuance of up to 200,000 shares of Class A common stock or cash equivalent, if Gaiam’s 60-day average price per share at the measurement date was less than $15 per share. As the minority shareholders had the right to receive either cash or shares, the deferred stock issuance was recorded as a liability (contingent consideration) instead of as an equity transaction. Under the post-closing adjustment, only a maximum quantity of shares was agreed to, not a guarantee of fair value.

At the date of merger, November 1, 2002, the net book value of the Class A common stock held by the minority investors was $6,292,922 (the valuation based upon the book value of the minority interest in Gaiam.com at October 31, 2002) and the net book value of the Class A Senior Preferred Shares was valued at their purchase price of $6,000,000, for a total combined NBV of $12,292,922. The total merger consideration was $8,959,000, which included $2 million in cash; 500,000 Class A common shares of Gaiam, Inc. issued at $9.810 per share, the fair market value of Gaiam’s Class A common stock, determined using the NASDAQ closing price on the date of merger; 200,000 Gaiam Class A common shares reserved for issuance at $9.810 per share, plus $92 thousand in legal expenses associated with the transaction. As the consideration given was $3.3 million less than the net book value, Gaiam.com’s assets were revalued and all of its long-lived assets and goodwill were written down to zero, resulting in a write-down of $3.1 million. The remaining $0.2 million difference between the consideration given and the adjusted NBV of the holdings was recorded as a gain in 2002. Below please find the balance sheet impact of this transaction:

Gaiam.com Merger Transaction – Balance Sheet Impact
Cash	Reduce	$(2,000,000)
Property and equipment	Reduce	(1,623,719)
Goodwill	Reduce	(1,467,809)
Other assets	Reduce	(53,059)

Total assets		$(5,144,587)

Accrued liabilities	Increase	$ 92,000
Minority interest	Reduce	(6,292,921)
Redeemable Class A preferred stock	Reduce	(6,000,000)
Deferred stock issuance	Increase	1,962,000
Class A common stock	Increase	50
Additional paid-in capital	Increase	4,904,950
Retained earnings	Increase	189,334

Total liabilities and stockholders’ equity		$(5,144,587

In December 2003, Whole Foods approached Gaiam with an offer to sell their right to acquire 100,000 additional Gaiam Class A common shares (or cash equivalent) at a discount for $115,000 in cash. This offer was made one year in advance of the scheduled post-closing adjustment called for under the Merger Agreement, as Whole Food was in the process of divesting its non-core holdings. Gaiam settled the outstanding liability for cash, rather than for stock, released the related liability and recorded a gain for difference. This transaction was recorded as follows:

Deferred stock issuance	$981,000
Cash	(115,000)
Other income	(866,000)

In December 2004, Gaiam settled its remaining obligation to the former Gaiam.com shareholders by issuing 100,000 shares of Gaiam’s Class A common stock. Gaiam recorded the following transaction:

Deferred stock issuance	$981,000
Class A common stock	(100)
Additional paid-in capital	(538,900)
Other income	(442,000)

Note 9. Segment and Geographic Information, page 39

7.	Please tell us what amounts you have included in the determination of long-lived assets by geographic region. Include in your response how amounts classified as long-lived assets comply with the scope of SFAS 144, paragraphs 3 through 5. Additionally, revise future filings to include a reconciliation of the long-lived assets allocated to your segments to that reflected in the company balance sheet as of each period presented. Refer to the requirements of paragraphs 32(c) and (d) of SFAS 131.

In response to your comment, we have revisited the requirements of SFAS 144, paragraphs 3 through 5, and SFAS 131, paragraphs 3(c) and (d), and we plan to revise our disclosure of long-lived assets by geographic region in future filings to include a table substantially as follows:

Long-lived assets (in thousands)	2004	2003	2002
Property and equipment, net	$ 7,857	$10,314	$ 9,543
Media library, net	5,427	6,083	5,263
Other assets (1)	205	470	567

Total long-lived assets	$13,489	$16,867	$15,373

(1) Excludes security deposits of $102, $185 and $200 for 2004, 2003 and 2002, respectively.

Long-lived assets by geographic area	2004	2003	2002
The Netherlands	$ 801	$ 863	$ 1,025
United Kingdom	1,028	1,710	--
United States	11,660	14,294	14,348

Total long-lived assets	$13,489	$16,867	$15,373

We appreciate your comments and your assistance in helping us to comply with the applicable disclosure requirements and to enhance our overall filing disclosures. We acknowledge that Gaiam and its management are responsible for the adequacy and accuracy of the disclosure in our filings, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Gaiam may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. Should you have any further questions, suggestions or need additional information, please feel free to contact me at (303) 222-3758. Thank you again for your assistance.

Regards, /S/ Janet Mathews Janet Mathews Chief Financial Officer